UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

On May 12, 2026, TNL Mediagene (the “Company”) issued a press release announcing its financial results for the fiscal year ended December 31, 2025 and the filing of its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission on April 30, 2026. The press release summarizes the Company’s FY2025 financial and operational highlights, including the year-over-year reduction in net loss, the Company’s liquidity position and going concern disclosure, the variance between FY2025 actual revenue and the preliminary FY2025 revenue outlook announced in December 2025, and previously disclosed leadership and strategic initiatives.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K. Reference is made to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2026 and the Company’s Report on Form 6-K filed with the SEC on April 2, 2026 for additional information.

The information in this Report on Form 6-K, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: May 12, 2026	By:	/s/ Motoko Imada
		Name:	Motoko Imada
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Press Release by TNL Mediagene dated May 12, 2026

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